UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

Andrea Daly, Esq.

c/o Onex Corporation

161 Bay Street

P.O. Box 700

Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Armenco Gaming I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,313,844 shares of Class A Common Stock (“Class A Common Stock”)(1)
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 8,313,844 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)(3)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 1,931,407 shares of Class A Common Stock and assumes the conversion of 382,623 shares of Class A Preferred Stock (“Class A Preferred Stock”), 284,823 shares of Class A Series 2 Preferred Stock (“Series 2 Preferred Stock”), 179,501 shares of Class A Series 3 Preferred Stock (“Series 3 Preferred Stock”) and 251,598 shares of Class A Series 4 Preferred Stock (“Series 4 Preferred Stock”).
(2)	The shareholders of Tropicana Las Vegas Hotel and Casino, Inc. (the “Issuer”) are all party to that certain Stockholders Agreement, dated as of July 1, 2009 (the “Stockholders Agreement”), which contains several agreements as to voting. As a result, Onex Armenco Gaming I LP may be deemed to have beneficial ownership of all of the shares owned by the group.
(3)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on May 20, 2015. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Armenco Gaming X LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,921,234 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 2,921,234 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)(3)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 678,641 shares of Class A Common Stock and assumes the conversion of 134,442 shares of Class A Preferred Stock, 100,078 shares of Series 2 Preferred Stock, 63,071 shares of Series 3 Preferred Stock and 88,404 shares of Series 4 Preferred Stock.
(2)	The shareholders of the Issuer are all party to the Stockholders Agreement, which contains several agreements as to voting. As a result, Onex Armenco Gaming X LP may be deemed to have beneficial ownership of all of the shares owned by the group.
(3)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on May 20, 2015. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Trilliant Gaming Nevada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,483,466 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 13,483,466 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Trilliant Gaming Nevada Inc. (“Trilliant Gaming”) is the general partner of, and controls all of the voting and investment decisions of Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP (together, the “Onex Entities”). The Onex Entities are all party to the Stockholders Agreement, which contains several agreements as to voting. As a result, Trilliant Gaming may be deemed to have beneficial ownership of all of the shares owned by the group. Trilliant Gaming controls the voting and dispositive power of (i) 3,328,447 shares of Class A Common Stock, (ii) 611,472 shares of Class A Preferred Stock convertible into 2,445,888 shares of Class A Common Stock, (iii) 456,059 shares of Series 2 Preferred Stock convertible into 1,824,236 shares of Class A Common Stock, (iv) 287,300 shares of Series 3 Preferred Stock convertible into 1,915,333 shares of Class A Common Stock and (v) 400,000 shares of Series 4 Preferred Stock convertible into 4,000,000 shares of Class A Common Stock.
(2)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on May 20, 2015. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Timothy Duncanson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Duncanson, one of the Issuer’s directors, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Alex Yemenidjian and Gerald Schwartz, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Duncanson may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on May 20, 2015. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Alex Yemenidjian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Yemenidjian, the Issuer’s Chairman, Chief Executive Officer and President, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Timothy Duncanson and Gerald Schwartz, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Yemenidjian may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on May 20, 2015. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

CUSIP No. 897085106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,212,824 shares of Class A Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,212,824 shares of Class A Common Stock(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,212,824 shares of Class A Common Stock(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Schwartz, the Chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Timothy Duncanson and Alex Yemenidjian, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Schwartz may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2)	Percentage based on an aggregate of 16,212,824 shares of Class A Common Stock issued and outstanding on May 20, 2015. Total share count of 16,212,824 shares includes 4,662,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock, (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock and (iv) 403,500 shares of Series 4 Preferred Stock convertible into 4,035,000 shares of Class A Common Stock.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission on May 11, 2011, as amended (the “Original Schedule 13D”), and is being filed on behalf of the Reporting Persons with respect to the shares of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Tropicana Las Vegas Hotel & Casino, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Reporting Persons may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such Reporting Persons being deemed to have beneficial ownership of all of the shares owned by the group.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2. Identity and Background.

No change except as described below.

The disclosure in the second sentence of the second paragraph of Item 2 is hereby deleted and replaced in its entirety by the following:

“The address of the principal business and principal offices of OAG I is 712 Fifth Avenue, 40th Floor, New York, NY 10019.”

The disclosure in the second sentence of the third paragraph of Item 2 is hereby deleted and replaced in its entirety by the following:

“The address of the principal business and principal offices of OAG X is 712 Fifth Avenue, 40th Floor, New York, NY 10019.”

The disclosure in the second sentence of the fourth paragraph of Item 2 is hereby deleted and replaced in its entirety by the following:

“The address of the principal business and principal offices of Trilliant Gaming is 421 Leader Street, Marion, Ohio 43302.”

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of the Transaction.

No change except as described below.

On April 28, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Penn National Gaming, Inc., a Pennsylvania corporation (“Parent”), LV Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and Trilliant Gaming Nevada, Inc. (as stockholder representative), providing for the acquisition of the Company by Parent. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent. On April 29, 2015, Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP executed and delivered a stockholder consent (the “Stockholder Consent”) adopting the Merger Agreement and approving the Merger and other transactions contemplated by the Merger Agreement.

Pursuant to and subject to the conditions set forth in the Merger Agreement, each share of issued and outstanding (i) Class A Common Stock and (ii) preferred stock, par value $0.01 per share (“Preferred Stock”) of the Company, other than shares held by the Company in treasury or held by any Company subsidiary, owned by Parent or Merger Sub or with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn, will be converted into the right to receive a pro rata portion (for such purpose, calculated as if each share of Preferred Stock had been converted to Class A Common Stock in accordance with its terms immediately prior to the effective time of the Merger) of aggregate merger consideration equal to $360,000,000, adjusted upward or downward pursuant to the terms of the Merger Agreement for certain items, including the amounts of the Company’s cash, indebtedness and working capital as of the Closing of the Merger, all as set forth in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type. Completion of the Merger is subject to customary closing conditions, including, among others, (i) approval of the majority of the voting power of the outstanding shares of Class A Common Stock and Preferred Stock, voting together as a single class, entitled to vote, and two-thirds all votes cast (which approval was obtained following the execution and delivery of the Merger Agreement upon delivery of the Stockholder Consent), (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (termination of the waiting period was granted effective May 18, 2015), (iii) obtaining certain approvals from gaming authorities with regulatory jurisdiction over the Company and Parent, (iv) at least twenty calendar days having elapsed since the mailing to the Company’s stockholders of the definitive information statement with respect to the adoption of the Merger Agreement, and (v) absence of a Company Material Adverse Effect (as defined in the Merger Agreement) occurring after the date of the Merger Agreement. The receipt of financing by Parent or Merger Sub is not a condition to any of the parties’ obligations under the Merger Agreement.

The Merger Agreement contains certain termination rights for Parent and the Company. In connection with the termination of the Merger Agreement under certain specified circumstances as set forth in the Merger Agreement, Parent will be required to pay the Company a termination fee of up to $25,000,000.

A copy of the Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants contained therein or any descriptions thereof as a characterization of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (1) hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

No change except as described in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change except as described in Item 4.

Item 7. Material to be Filed as Exhibits.

(1)	—	Agreement and Plan of Merger, dated as of April 28, 2015, by and among Tropicana Las Vegas Hotel and Casino, Inc., Penn National Gaming, Inc., a Pennsylvania corporation, LV Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Penn National Gaming Inc. and Trilliant Gaming Nevada, Inc., as stockholder Representative. (Incorporated by reference to Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 29, 2015).

(2)	—	Joint Filing Agreement dated May 11, 2011 by and among Onex Armenco Gaming I LP, Onex Armenco Gaming X LP, Trilliant Gaming Nevada Inc., Gerald W. Schwartz, Timothy Duncanson and Alex Yemenidjian (Incorporated by reference to Exhibit 1 to the Company’s Statement on Schedule 13D filed on May 11, 2011).

(3)	—	Stockholders Agreement dated July 1, 2009 by and among the Company and all of its then current stockholders (Incorporated by reference to Exhibit 10.1 to the Company’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 28, 2015

ONEX ARMENCO GAMING I LP
By:	Trilliant Gaming Nevada Inc., its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

ONEX ARMENCO GAMING X LP
By:	Trilliant Gaming Nevada Inc., its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

TRILLIANT GAMING NEVADA INC.

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

GERALD W. SCHWARTZ

By:	/s/ Donald W. Lewtas
Name:	Donald W. Lewtas
Title:	Authorized Signatory for Gerald W. Schwartz

/s/ Timothy Duncanson
Timothy Duncanson

/s/ Alex Yemenidjian
Alex Yemenidjian

EXHIBIT INDEX

(1)*	—	Agreement and Plan of Merger, dated as of April 28, 2015, by and among Tropicana Las Vegas Hotel and Casino, Inc., Penn National Gaming, Inc., a Pennsylvania corporation, LV Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Penn National Gaming Inc. and Trilliant Gaming Nevada, Inc., as stockholder Representative. (Incorporated by reference to Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 29, 2015).

(2)*	—	Joint Filing Agreement dated May 11, 2011 by and among Onex Armenco Gaming I LP, Onex Armenco Gaming X LP, Trilliant Gaming Nevada Inc., Gerald W. Schwartz, Timothy Duncanson and Alex Yemenidjian (Incorporated by reference to Exhibit 1 to the Company’s Statement on Schedule 13D filed on May 11, 2011).

(3)*	—	Stockholders Agreement dated July 1, 2009 by and among the Company and all of its then current stockholders (Incorporated by reference to Exhibit 10.1 to the Company’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

*	Previously filed.